Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco and Sagar Shah, Pubco’s Chief Business Officer, on May 20, 2026:

The Swap Kid: Why RLUSD Can't Replace XRP

By Sagar Shah, Chief Business Officer, Evernorth

I often get some version of this question: "If RLUSD does what XRP was supposed to do, why do you still need XRP?"

To help answer this question, let’s take a moment and picture a playground at recess.

The trading problem at recess

A group of kids has various different snacks: One has goldfish, another fruit snacks, and others with pretzels, cookies, juice boxes and more. Some kids brought one snack from home but want a different one - what someone else has. So they start trying to trade.

The first thing they realize is that direct trading is hard.

Jenny walks up to Sam with Goldfish. Sam has fruit snacks, but Sam doesn't want Goldfish. Sam wants pretzels. So now Jenny has to find a third kid, Maya, who has pretzels and wants Goldfish. Trade with Maya, run back to Sam, trade pretzels for fruit snacks. Three trades for one swap. Recess is half over and that was only with three kids.

It gets worse with more kids. If there are ten different snacks on the playground, there are 45 possible pairs of snacks somebody might want to trade. With a hundred snacks, there are nearly 5,000 pairs. The chance that two specific kids happen to want each other's exact snack at the exact same moment gets smaller and smaller.

This is the same problem real markets have. The more assets there are, the harder direct trading becomes.

The swap kid

So somebody figures out a better idea. One kid - let’s call him the swap kid - sets up in the corner with a little bit of every snack. He's got Goldfish, fruit snacks, pretzels, cookies, juice boxes. Everything.

He doesn't need what you have or have what you want. He just trades.

You walk up with Goldfish. You walk away with fruit snacks. One step. He didn't have to find anybody. He had everything ready.

What's the swap kid actually doing? It looks like one trade, but really it's two. He's buying your Goldfish from you (making note on the swap-kid ledger) and selling you fruit snacks (also noting on the ledger). Two trades, both involving him, both happening in one motion. Without the swap-kid, the whole thing doesn't work.

This is what XRP does. When somebody on the XRP Ledger trades a tokenized Treasury bill for a euro stablecoin, the path under the hood looks like this:

Tokenized Treasury bill → XRP → euro stablecoin

The XRP step is invisible to the trader. They see "Treasury bill in, euro stablecoin out." But the XRP in the middle is what makes the trade possible, instantly, without anybody having to find a specific buyer on the other side.

XRP is the swap kid.

RLUSD is something entirely different

RLUSD is a stablecoin. A digital dollar, designed to be valued at $1, backed by reserves held by its issuer. It's a really good dollar representation. It moves on a blockchain, settles in seconds, and works in places a regular dollar can't.

But RLUSD isn't trying to be the swap kid. It's trying to be a juice box - a specific thing, with a known value, useful whenever both sides of a trade want a dollar.

A lot of trades on the XRP Ledger often have a dollar on at least one side. RLUSD is excellent for those situations. However, a lot of trades do not. For example, tokenized Treasuries being swapped for tokenized euro money market funds. Lending markets denominated in different assets. Any cross-asset activity that doesn't naturally have a dollar leg. For those, you need something else in the middle.

You need the swap kid.

"But why can't RLUSD just be the swap kid?"

Three reasons RLUSD can't take that role.

1. One company's bad day shouldn't break the playground.

RLUSD exists because a company mints it and holds dollars in a bank to back every token. That's how stablecoins work. It's why each RLUSD is designed to equal  $1.

But it also means that if any stablecoin issuer ever ran into trouble (e.g. a regulatory issue, a banking issue, a court order to freeze accounts, a problem with their license), the stablecoin could have a problem too. This is a structural observation about issued stablecoins generally, not a comment on any specific issuer's stability or operations.That's fine if the stablecoin is one asset among many. It's a serious design flaw if the stablecoin is the asset every trade routes through. Then one company's bad day would break every trade on the ledger.

The whole point of the swap kid is to be reliable infrastructure. Infrastructure shouldn't have a single failure point.

Nobody mints XRP, nobody redeems it, nobody guarantees it. It just exists on the ledger. As currently designed, no single company controls it. That's the actual feature.

2. The swap kid has to work for everyone.

Stablecoin issuers have to follow rules. They have to comply with sanctions, court orders, blacklists, and geographic restrictions. They can freeze tokens in specific wallets. They can decline to operate in certain countries. They can refuse to redeem tokens held by certain people.

All of that is normal and appropriate for a regulated stablecoin operating in defined markets. It becomes a structural problem if that same stablecoin is supposed to be the routing asset for every trade on a global, permissionless ledger. The router has to work for everybody across jurisdictions and counterparties, without an intermediary who can decide who's allowed to trade.

Under the current protocol design, no party can freeze XRP or prevent it from settling a trade. That neutrality is a structural requirement for the routing role.

3. A pool needs two different things in it.

The actual place where two assets swap on the XRP’s DEX (decentralized exchange) is often with a liquidity pool or AMM (automated market maker), and a pool needs two different assets. You can have a pool of RLUSD and euro stablecoins. You can have a pool of RLUSD and tokenized Treasuries.

But what they both need: something that isn't RLUSD on the other side.

Once you accept that the pool needs a non-RLUSD asset, the next question is which non-RLUSD asset becomes the natural bridge for the rest of the ledger - it’s the one everybody else's pools route through - XRP.

In a world with hundreds of tokenized assets, every pair can't have its own pool. There isn't enough capital or enough market-maker attention. A few assets end up doing most of the bridging work.

XRP is the asset that ends up in that role. It is among the most liquid assets on the XRP Ledger against a wide range of other assets. The protocol's pathfinding routes through it by default. Market makers concentrate capital on XRP pairs because that's where the volume is. The natural bridge is the asset that doesn't have an issuer, can't be censored, and has years of operating history without interruption.

Trading isn't the only thing on the playground

So far this has all been about trading. But trading is only one of the many things happening during recess. Kids also lend each other snacks. They make deals that pay out later. They run tabs. Each of those still needs an asset that sits in the middle, does a specific job, and doesn't break.

The lending kid

Let’s assume another kid sets up a lending desk. She lets others borrow snacks against a deposit - bring the snack back with a little extra for the favor, get your deposit back. Don't, and she keeps it. The playground stays whole.

For this to work, the deposit has to be three things at once: easy to sell if you don't come back, widely desired so the sale has real value, and impossible to suddenly turn worthless or frozen mid-loan. If your deposit can be revoked by someone outside the deal, she's left holding nothing.

As you can surmise, this is what's happening in on-chain lending on XRP. People deposit XRP to borrow stablecoins, or some other tokenized asset. XRP is used as collateral for the same reasons it's the swap kid: deep liquidity, wide acceptance, and no issuer who can interfere with the collateral mid-loan.

The lockbox kid

Some deals on the playground are supposed to happen later - you want to give your friend your fruit snacks, but only after they bring you the sticker they promised.

So there's a lockbox kid. You put your snacks in his box and set the conditions for it to open: a date, a proof, a signal. The box releases your snacks when those conditions are met. If not, they come back to you.

XRP is building this in. It's called escrow. You can lock XRP up to be released at a specific time or on proof of a condition - no third party has to hold it, and the ledger itself enforces the rules. This matters for vesting schedules, scheduled payments, treasury operations, and any deal where one side has to do something before the other side transfers assets.

For this to really be a lockbox, the asset inside has to stay exactly what it was on the day you locked it. If a stablecoin issuer could come back six months in and change the rules on tokens already in escrow, the lockbox stops being a lockbox. Under the XRP Ledger's current design, no party can touch XRP while it's escrowed. There is no issuer and no off-switch.

Why this matters for Evernorth

Evernorth believes on-chain finance will continue to grow, that more assets will move on-chain, and that the markets that result will need a routing layer. These are forward-looking views subject to significant uncertainty, and there can be no assurance that these trends will develop as anticipated. That routing layer has to be deeply liquid, neutral, and not dependent on any single issuer.

We're not making the case that RLUSD is unimportant. The growth of on-chain finance requires a high-quality digital dollar, and RLUSD is designed to be one. We hold a view that the dollar leg and the routing leg are two different functions, and both grow with the size of the system.

That's why these assets aren't substitutes. RLUSD is the dollar. XRP is the swap kid. Together, they're the infrastructure for a growing on-chain economy.

This content is for informational purposes only and does not constitute investment advice, an offer to sell, or a solicitation of an offer to buy any securities or digital assets. Digital assets are speculative and involve a high degree of risk, including the potential for total loss of principal. Past performance is not indicative of future results. For important disclosures, risk factors, and additional information about Evernorth, visit: https://www.evernorth.xyz/blog-post-03-18-2026

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.